NOTICE TO THE SHAREHOLDERS OF USA SERVICE SYSTEMS, INC.

      Between November 1998 and July 1999 USA Service Systems, Inc. (the "Company") provided retail stores and manufacturers with product assembly, product demonstrations, point - of - sale product displays, and inventory counts and audits. As of July 1999 the Company had entered into letters of intent for the acquisition of four companies engaged in the same business as that conducted by the Company. However, the Company was unable to obtain approximately $4,000,000 in additional equity capital which was needed to finance these acquisitions. In July 1999 the Company essentially discontinued its business and made plans to distribute its remaining assets (having a minimal value) to George Pursglove, a former officer and director of the Company.

      Effective August 31, 1999 the Company acquired all of the issued and outstanding shares of East Coast Beverage Corp. ("ECBC") in exchange for
41,300,758 shares of the Company's common stock. Immediately prior to this transaction, certain officers and directors of the Company surrendered 2,734,202 shares of the Company's common stock. Following this transaction the Company had 43,354,058 issued and outstanding shares of common stock. The former shareholders of ECBC now own approximately 93% of the Company's common stock. In connection with this transaction the management of the Company resigned and was replaced by the management of ECBC.

      The Company's board of directors will shortly propose that the shareholders of the Company approve (i) a change of the name of the Company to East Coast Beverage Corp. and (ii) an 8.194595-for-1 reverse split of the Company's common stock.

      The business of the Company, which is conducted through ECBC, now involves the development, production and distribution of Coffee House USA(TM), a proprietary line of all natural, ready to drink ("RTD") bottled coffee drinks.

      ECBC's product is more than just a cold coffee, but rather tastes like a milkshake and is marketed as such. It can be substituted at any occasion where a milkshake might be used - with a hamburger at lunch, as a stand-alone snack, etc. ECBC's iced coffee is naturally flavored and enhanced with whole milk and rich coffee bean extract. ECBC's products are all natural, low in fat, visually exciting and have a broad spectrum of flavors.

      ECBC's product can be differentiated with those of competitors by its taste, advanced technological Fuji wrap and ECBC's proprietary glass container. Each of the flavors used by ECBC has gone through extensive consumer tasting and approval. ECBC's iced coffee comes in the following flavors:

            Cinnamon, Mocha, Vanilla Mousse, Regular, Hazelnut, Toasted Almond, German Chocolate, and Banana's Foster

      ECBC's  proprietary  formulas for its products are trade  secrets and ECBC
requires  its  manufacturers,   employees,   brokers  and  consultants  to  sign
confidentiality agreements.
ECBC's glass container is also proprietary and design protected.

      ECBC sells its products through distributors and wholesalers to supermarkets, mass-marketers, convenience stores, drug store chains and oil company convenience stores. As of August 31, 1999 ECBC's products were being sold in 40 states.

      As of September 1, 1999 ECBC had nine full time employees. ECBC plans to hire additional employees as may be required by the level of its operations.

      The Company's offices now located at 1750 University Drive, Suite 117, Coral Springs, Florida 33071. The Company's new telephone number is (954) 796-8060 and its new facsimile number is (954) 796-0802.



      The following is a summary of the statement of operations and balance sheet of ECBC for the six month period ending June 30, 1999.

Statement of Operations                                   Six Months Ended
                                                            June 30,1999

Sales                                                       $4,564,957
Cost of Goods Sold                                          (2,868,771)
Other Expenses                                              (1,164,516)
                                                            -----------
Net Profit                                                 $   531,670
                                                           ===========


Balance Sheet Data                                         June 30,1999

Current Assets                                              $3,137,217
Total Assets                                                $4,320,530
Current Liabilities                                         $2,095,811
Total Liabilities                                           $3,787,634
Working Capital                                             $1,041,406
Stockholders' Equity                                          $532,895

                                   MANAGEMENT

      In connection with the acquisition of ECBC, the Company's officers and directors resigned and were replaced by the management of ECBC. The following sets forth certain information concerning the present management of the Company. The Company's executive officers will devote their full time to the Company's business.

Name                    Age           Position with Company

John Calebrese           47           Chief Executive Officer and a Director

Alex Garabedin           46           President

Edward Shanahan          47           Vice President - Eastern Division

John Dauymeyer           59           Vice President - Central Division

William Perry Maxwell    59           Vice President - Western Division

Drew Carver              53           Vice President -Business Development

      John Calebrese has been an officer and director of ECBC since March 1998. From 1993 to 1995 Mr. Calebrese was a broker for Arizona Beverage Company (Arizona Iced Tea) in the Florida market. From 1980 to 1992 Mr. Calebrese was an officer of A & C Italian Bakery, a large Italian wholesale bakery which was sold to Ferrara's of New York in 1990. From 1981 to 1984 Mr. Calebrese opened a number of deli/restaurants which were purchased by Subway in 1984. During this period of time Mr. Calebrese also developed the concept for ECBC's ready-to-drink iced coffee beverages. From 1990 to 1993 Mr. Calebrese developed and marketed an iced coffee beverage which was acquired in 1993 by Lewis and Clark Snake River.

      Alex Garabedian has been the President of ECBC since October 1998. From 1968 to 1997 Mr. Garabedian was President and Chief Executive Officer of Fine Distributing, a subsidiary of Hagameyer, a large national food distributor.


      Edward Shanahan has been an officer and director of ECBC since October 1998. From 1993 to 1994 Mr. Shanahan served as Vice President of Sales and Marketing for Westmark, Inc./Clearly Canadian where he was responsible for product distribution in seven states. While at Westmark, Mr. Shanahan was responsible for sales, pricing, packaging, distribution, brand management, media advertising and key account development. From 1976 to 1993 Mr. Shanahan worked for Coca-Cola Enterprises, Inc. in various capacities.

      John Dauymeyer has been an officer of ECBC since October 1998. From 1995 to 1997 Mr. Dauymeyer was Vice-President of Geyser Bottled Water Company. From 1993 to 1995 Mr. Dauymeyer was Vice President of Sales, Western Division for Arizona Iced Tea. In the late 1960's Mr. Dauymeyer was a co-founder of Wendy's Old Fashioned Hamburger Restaurants and served as President and General Manager of Wendy's.

      Drew Carver has been an officer of ECBC since October 1998. From 1990 to 1993 Mr. Carver was National Sales Manager for Arizona Iced Tea. From 1993 to 1998 Mr. Carver was employed by the Geyser Bottled Water Company as Vice President of Sales.

      William Perry Maxwell has been an officer of ECBC since 1998. From 1991 to 1993 Mr. Maxwell was Vice President of Sales for the William Hoelskin company, a food broker. From 1993 to 1998 Mr. Maxwell was Vice President for the Arizona Beverage Company where he was responsible for developing Arizona's distributor network.

Consultant

James Hartford has been retained by ECBC as a consultant in the areas of New Business Development. Mr. Hartford is a soft drink industry veteran who has managed large and small bottling operations in the Seven Up, R.C. and Coca Cola systems, as well as serving as Vice President of Sales and Marketing for the Royal Crown Cola Company and President of the Seven Up Bottling Company.

Executive Compensation

      The following shows the amount which ECBC has paid to each officer during the twelve-month period ending December 31, 1998 and the amounts which ECBC expects to pay to its officers during the twelve month period ending December 31, 1999.

      Name              Amount Paid      Proposed Compensation

John Calebrese          $160,000                $250,000
Alex Garabedin           $21,634                $130,000
Edward Shanahan          $24,038                $125,000
John Dauymeyer           $18,269                 $95,000
William Perry Maxwell    $14,711                 $85,000
Drew Carver              $18,269                 $95,000

      ECBC has employment agreements with the following officers:

                           Expiration of
                            Employment
Name                        Agreement             Compensation (1)

Alex Garabedin                9-10-01       Annual salary of $130,000, plus
                                            2,663,243 shares of the
                                            Company's common stock.

Edward Shanahan              10-26-00       Annual Salary of $125,000,  a
                                            monthly car allowance of $500,
                                            a one time
                                            signing  bonus of $10,000,  and
                                            1,597,946    shares    of   the
                                            Company's common stock.

John Dauymeyer               10-19-00       Annual  Salary of  $95,000, a
                                            monthly car allowance  of $500,  a
                                            bonus of $0.20 for each case of the
                                            Company's beverages sold in  the
                                            employee's region,a one time signing
                                            bonus  of  $7,500,  and  1,065,297
                                           shares of the Company's common stock.

William Perry Maxwell     11-2-00          Annual Salary of $85,000, a monthly
                                           car allowance of $500, a bonus of
                                           $0.20 for each case of the Company's
                                           beverages sold in the employee's
                                           region, a one time signing bonus of
                                           $7,500, and 1,065,297 shares of the
                                           Company's common stock.

Drew Carver              10-10-00          Annual Salary of $95,000, a monthly
                                           car allowance of $500, a bonus of
                                           $0.20 for each case of the Company's
                                           beverages sold in the employee's
                                           region, a one time signing bonus of
                                           $10,000, and 1,065,297
                                           shares of the Company's common stock.


(1) Number of shares of common stock has been adjusted to reflect the shares issued by the Company to these persons in connection with the Company's acquisition of ECBC.

Transactions with Affiliates and Recent Sales of Securities

      ECBC has issued shares of its common stock to the persons, in the amounts, and for the consideration set forth in the following table. The amounts have been adjusted to reflect the shares issued to the former shareholders of ECBC in connection with the August 1999 acquisition of ECBC:

                                         Number
       Name               Date           of Shares        Consideration

John Calebrese            3/1/98        19,760,897      Services Rendered
Alex Garabedin           9/10/98         2,663,243                  (1)
Edward Shanahan         10/26/98         1,597,946            (1)
John Dauymeyer          10/19/98         1,065,297            (1)
William Perry Maxwell   11/02/98         1,065,297            (1)
Drew Carver             10/10/98         1,065,297            (1)
FPI, Inc                 4/04/99         5,736,216      Services Rendered
Arnold Rosen             8/01/99           546,300      Services Rendered
Arnold Rosen            08/31/99         2,048,648    Modification of Loan Terms

(1) Shares were issued as part of the compensation provided in the employment agreement with this person.

      Between March and May 1999 ECBC sold 1,000 shares of its Series A Preferred Stock to a group of private investors for $1,000,000. All Series A Preferred shares were subsequently converted into shares of ECBC's common stock. In connection with the Company's acquisition of ECBC, the former Series A Preferred Shareholders received 6,161,343 shares of the Company's common stock for which they effectively paid $0.16 per share, as adjusted for the shares received from the Company. Arnold Rosen, a principal shareholder of ECBC, together with his wife and their respective IRA accounts, purchased 520 of the Series A preferred shares.

      Between May and August 1999 ECBC borrowed $1,000,000 from to Arnold Rosen, a principal shareholder and a consultant to ECBC. The loan from Mr. Rosen enabled ECBC to fund a level of operations associated with increased orders. The loans are represented by a series of convertible notes (the "Notes") which bear interest at 12% per annum and are due and payable in May 2000. The Notes originally provided Mr. Rosen with certain rights (i) with respect to payment if ECBC was sold, (ii) conversion of the notes into ECBC stock, and (iii) under certain circumstances, to a percentage of ECBC's net income.

      In exchange for 250,000 shares of ECBC's common stock, which shares were subsequently exchanged for 2,048,648 shares of the Company's common stock, ECBC and Mr. Rosen agreed to the following modifications to the terms of the Notes:

o The Company will repay Mr. Rosen $400,000 plus accrued interest, prior to September 6, 1999.

o An additional $300,000 plus accrued interest, will be repaid to Mr. Rosen prior to October 15, 1999.

o The remaining $300,000, plus accrued interest, will be payable on or before April 1, 2000.

o The rights (i) to receive, under certain circumstances, a percentage interest in ECBC's net income; and (ii) to receive 150% of the unpaid principal if ECBC was sold, were terminated.


    At any time after October 1, 1999 Mr. Rosen may convert up to $300,000 of the amount owed into such number of shares of the Company's common stock as may be determined by dividing the amount to be converted by $0.3355. The Company has agreed to include in any registration statement which may be filed by the Company the shares of common stock which Mr. Rosen may receive as a result of the conversion.

      As of September 7, 1999 the Company has not granted any options for the purchase of its Company's common stock. The Company, however, expects to grant options to officers, directors, employees, consultants and others.

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth the number of and percentage of outstanding shares of common stock beneficially owned by the Company's new officers and directors and those shareholders now owning more than 5% of the Company's common stock.

                                   Shares of
Name and Address                 Common Stock                 Percent of Class

John Calebrese                    19,351,167                     44.5%
1750 University Drive
Suite 117
Coral Springs, Florida 33071

Alex Garabedin                     2,663,243                        6%
1750 University Drive
Suite 117
Coral Springs, FL  33071

Edward Shanahan                    1,597,946                      3.6%
78 Harrington Ridge Road
Sherborn, MA 01770

John Dauymeyer                     1,065,297                      2.4%
8621 Brookridge Dr.
West Chester, OH 45069

William Perry Maxwell              1,065,297                      2.4%
2679 Corey Place
San Ramon, CA 94583

Drew Carver                        1,065,297                      2.4%
3852 E. Keresan
Phoenix, AZ 85044

Arnold Rosen                       5,798,854 (1)                   13%
7138 Ayrshire Lane
Boca Raton, FL 33496

                                    Shares of
Name and Address                  Common Stock                 Percent of Class

FPI, Inc.                          5,736,216                       13%
Mizner Park Corporate Center
433 Plaza Real, Suite 275
Boca Raton, FL 33445

All Officers and Directors        26,808,247                     61.8%
  as a Group (6 persons)

(1) Includes shares held by Mr. Rosen, Mr. Rosen's wife, and their respective IRA accounts.